UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

ACLARION, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

655187102

(CUSIP Number)

October 23, 2023

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655187102

1	NAME OF REPORTING PERSON White Lion Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 487,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 487,500
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%*
12	TYPE OF REPORTING PERSON OO

*

Percentage calculated based on 8,230,510 shares of common stock, par value $0.00001 per share, outstanding as of October 9, 2023 pursuant to a final prospectus filed pursuant to Rule 424(b)(3) included in the Registration Statement (File No. 333-274914) filed on October 10, 2023.

CUSIP No. 655187102

Item 1(a)	Name of Issuer:

The name of the issuer is Aclarion, Inc., a Delaware corporation (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

8181 ARISTA PLACE, STE 100, BROOMFIELD, CO 80021

Item 2(a)	Name of Person Filing:

White Lion Capital, LLC

Item 2(b)	Address or Principal Business Office or, if none, Residence:

17631 Ventura Blvd., Suite 1008, Encino, CA 91316

Item 2(c)	Citizenship:

Nevada

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.00001 per share, of the Issuer

Item 2(e)	CUSIP Number:

655187102

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership.

Reporting Person	Number of Outstanding Common Shares Beneficially Owned	Percentage of Outstanding Common Shares (1)
White Lion Capital, LLC (2)	487,500	5.9%

(1)

Percentage based upon 8,230,510 shares of common stock, par value $0.00001 per share, of the Issuer outstanding as of October 9, 2023 pursuant to a final prospectus filed pursuant to Rule 424(b)(3) included in the Registration Statement (File No. 333-274914) filed on October 10, 2023.

(2)	White Lion Capital, LLC has sole voting and dispositive power over all reported shares.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 655187102

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 655187102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2023	White Lion Capital, LLC

/s/ Sam Yaffa
Name: Sam Yaffa
Title: Managing Partner